

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2019

Richard A. Barasch
Chief Executive Officer
DFB Healthcare Acquisitions Corp.
780 Third Avenue
New York, NY 10017

> **Re: DFB Healthcare Acquisitions Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 19, 2019**
> **File No. 001-38399**

Dear Mr. Barasch:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Simon